UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020 (No. 4)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On January 7, 2020, Cellect Biotechnology Ltd. (the “Company”) entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors providing for the issuance of an aggregate of 1,000,000 American Depositary Shares (the “ADSs”) each representing 100 of the Company’s ordinary shares in a registered direct offering at a purchase price of $3.00 per ADS for aggregate gross proceeds of $3.0 million. The offering is expected to close on or about January 10, 2020, subject to the satisfaction of customary closing conditions.

Under the Purchase Agreements, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 45 days following the closing of the offering, subject to certain customary exceptions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners, as sole placement agent (the “Placement Agent”), dated January 7, 2020, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 6.5% of the gross proceeds received for the ADSs .

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated January 7, 2020 which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-219614) (the “Registration Statement”), which became effective on August 17, 2017, and the base prospectus dated as of August 17, 2017 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Purchase Agreements and Placement Agent Agreement are subject to, and qualified in their entirety by the document attached hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference. The Purchase Agreements contain representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreements, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Doron Tikotzky Kantor Gutman & Amit Gross relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about January 10, 2020. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Attached hereto and incorporated by reference herein is the following exhibits:

Exhibit

5.1	Opinion of Doron Tikotzky Kantor Gutman &Amit Gross.

10.1	Form of Securities Purchase Agreement

10.2	Placement Agent Agreement dated January 7, 2020

23.1	Consent of Doron Tikotzky Kantor Gutman & Amit Gross (contained in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY LTD.

Date: January 10, 2020	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer